
CHX
Chicago Stock Exchange

RECEIVED
2014 MAY -8 PM 12:39
SEC / MR



14011213

COPY

May 7, 2014

VIA ELECTRONIC AND OVERNIGHT MAIL

Mr. Chris Grobbel
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, DC 20549

Re: Chicago Stock Exchange - Amendment of Exhibits C and J to Form 1 to Reflect Changes to Lists of Officers

Dear Mr. Grobbel:

I enclose an amendment of Exhibits C and J to Form 1 that reflect the appointment of new Chicago Stock Exchange Inc. officers and the departures and moves of other Chicago Stock Exchange, Inc. officers.

If you have any questions about the enclosures, please contact me at (312) 663-2937.

Sincerely,

James G. Ongena
Senior Vice President and
General Counsel

Enclosures



RECEIVED
2014 MAY -8 PM 12: 39
SEC / MR

EXHIBIT J- filed and current as of May 7, 2014

A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

For numbers 1 and 2 above (except committee members) please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

For committee members please see attached.

3. Dates of commencement and termination of term of office or position

4. Type of business in which each is primarily engaged (e.g. floor broker, specialist, odd lot dealer etc.)

For numbers 3 and 4 above please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)


CHX
Chicago Stock Exchange

RECEIVED
2014 MAY -8 PM 12: 39
SEC / MR

EXHIBIT C – filed and current as of May 7, 2014

CHX Holdings, Inc.

1. Name and address of organization

   CHX Holdings, Inc.
   440 S. LaSalle Street, Suite 800
   Chicago, IL 60605

2. Form of organization (e.g., associated, corporation, partnership, etc.)

   Corporation

3. Name of state and statute citation under which organized. Date of incorporation in present form.

   Organized 1/26/05 under the General Corporation Law of Delaware

4. Brief description of nature and extent of affiliation.

   Applicant is a direct, wholly-owned subsidiary of CHX Holdings, Inc.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transaction in connection with operation of the System.

   CHX Holdings, Inc. does not conduct business operations or maintain assets or liabilities, other than a small checking account for purposes of depositing fees relating to CHX Holdings, Inc. shareholder administration services.

6. A copy of the constitution.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

7. A copy of the articles of incorporation or associated including all amendments.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

8. A copy of existing by-laws or corresponding rules or instruments.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

   Officers – Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Directors – Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Committees - attached

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

    This organization did not cease to be associated with the applicant during the previous year.

CHX Holdings, Inc.
2013 - 2014 Committee Roster

Committee Name and Requirements:	Committee Members:
Executive Committee:	Michael Kerr Ben Witt Kruno Huitzingh David Herron David Grove
Finance Committee:	Michael Kerr Ben Witt Kruno Huitzingh David Grove Matthew Lavicka
Compensation Committee:	Michael Kerr Ben Witt Kruno Huitzingh David Grove Richard Lee
Audit Committee:	Michael Kerr Ben Witt Kruno Huitzingh David Grove
Nominating and Governance Committee:* Consists of six directors.	Kruno Huitzingh Matthew Lavicka Pat Arbor Ben Witt Noel Reyes Corinne Wood

*The Nominating and Governance Committee is appointed by the Board of Directors







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CHICAGO IL 60605-5037

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